  Exhibit 99.1

CordovaCann Corp.
(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2018 and 2017

(Expressed in Canadian Dollars)

CordovaCann Corp. (formerly LiveReel Media Corporation)

Notice to Reader of the Unaudited Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of CordovaCann Corp. for the three months ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for the review of condensed interim consolidated financial statements by an entity’s auditor.

November 29, 2018

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	September 30,	June 30,
	2018	2018
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	1,384,161	3,250,697
Promissory note (Note 11)	28,479	15,802
Prepaid expense	110,076	325,659
Advances to joint venture (Note 5)	1,264,482	610,705
	2,787,198	4,202,863

Investment in joint venture (Note 5)	536,547	534,311
Deposit on investment (Note 10(c))	500,000	-
Equipment (Note 4)	128,643	138,418
Total assets	3,952,388	4,875,592

LIABILITIES
Current
Accounts payable and accrued liabilities	358,111	320,321
Total liabilities	358,111	320,321

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	14,480,241	14,480,241
Contributed surplus	3,808,611	3,808,611
Accumulated deficit	(14,695,144)	(13,734,265)
Accumulated other comprehensive income	569	684
Total shareholders' equity (deficiency)	3,594,277	4,555,271
Total liabilities and shareholders' equity (deficiency)	3,952,388	4,875,592

Going concern (Note 1)
Related party transactions (Note 7)
Commitments (Note 10)
Subsequent events (Note 14)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
	$	$

Revenue (Note 4)	-	-
Cost of sales (Note 4)	7,431	-
	(7,431)	-

Expenses
Consulting fees	695,589	-
Professional fees	44,323	2,125
Shareholders information services	42,531	7,837
Office and general	108,172	-
Financing costs	-	14,877
Exclusivity fee (Note 10(a))	15,682	-
Foreign exchange loss (gain)	73,431	(38)

	979,728	24,801
Loss before other income	(987,159)	(24,801)

Interest income from joint venture (Note 5)	15,002	-
Share of profit of a joint venture (Note 5)	11,278	-
Net loss	(960,879)	(24,801)

Loss per share - basic and diluted	(0.02)	(0.00)

Weighted average number of outstanding common shares - basic and diluted	40,036,228	23,521,744

Net loss	(960,879)	(24,801)
Foreign exchange translation adjustment	(115)	-
Comprehensive loss	(960,994)	(24,801)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

					Accumulated
	Number of	Share	Contributed	Accumulated	Other Comprehensive
	Common Shares	Capital	Surplus	Deficit	Income	Total

Balance, June 30, 2017	23,521,744	7,880,660	361,196	(8,868,332)	-	(626,476)
Comprehensive loss for the year	-	-	-	(24,801)	-	(24,801)
					-	-
Balance, September 30, 2017	23,521,744	7,880,660	361,196	(8,893,133)	-	(651,277)

Balance, June 30, 2018	40,036,228	14,480,241	3,808,611	(13,734,265)	684	4,555,271
Comprehensive loss for the year	-	-	-	(960,879)	(115)	(960,994)
Balance, September 30, 2018	40,036,228	14,480,241	3,808,611	(14,695,144)	569	3,594,277

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
	$	$

Operating activities
Net loss for the year	(960,879)	(24,801)

Adjusted for non-cash items:
Accrued related party interest	-	14,877
Share of profit of a joint venture (Note 5)	(11,278)	-
Depreciation (Note 4)	7,431	-
Interest income	(15,002)	-
Foreign exchange loss	11,386	-

Changes in non-cash working capital items:
Prepaid expense	215,583	4,053
Receivables	-	5,452
Accounts payable and accrued liabilities	37,790	-
Cash used in operating activities	(714,969)	(419)

Investing activities
Advances to joint venture (Note 5)	(638,775)	-
Deposit on investment (Note 10(c))	(500,000)	-
Promissory note (Note 11)	(12,677)	-
Cash used in investing activities	(1,151,452)	-

Financing activities
Advances from related parties	-	419
Proceeds from financing activities	-	419

Effect of exchange rate changes on cash	(115)	-

Net increase in cash and cash equivalents	(1,866,536)	-
Cash and cash equivalents, beginning of year	3,250,697	-
Cash and cash equivalents, end of year	1,384,161	-

Supplementary cash flow information
Interest paid	-	-
Taxes paid	-	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s registered address is 333 Bay Street, Suite 1700, Toronto, Ontario, M5H 2R2.

On August 8, 2018, the Company’s common shares commenced trading on the Canadian Securities Exchange under the symbol “CDVA” to secure future financing in Canadian Dollars. The Company’s common shares are also quoted on the OTCQB in the United States under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $960,994 (September 30, 2017 – $24,801) during the three months ended September 30, 2018 and has a total accumulated deficit of $14,695,144 (June 30, 2018 – $13,734,265) as at September 30, 2018. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.   BASIS OF PREPARATION

(a)
Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2018. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 29, 2018.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

(b)
Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)
Functional and Presentation Currency

The condensed interim consolidated financial statements are presented in Canadian Dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency

CordovaCann Corp.	Canadian
CordovaCann Holdings Canada, Inc.	Canadian
Cordova Investments Canada, Inc.	Canadian
CordovaCann Holdings, Inc.	United States
Cordova CO Holdings, LLC	United States
Cordova OR Holdings, LLC	United States
Cordova OR Operations, LLC (27.5%)	United States

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian Dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity.

(d)
Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

2.    BASIS OF PREPARATION (continued)

the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, fair value of share purchase warrants, share-based payments and deferred tax assets.

(e)
Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating polices of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada, Inc., Cordova Investments Canada, Inc., CordovaCann Holdings, Inc. and its wholly owned subsidiaries: Cordova CO Holdings, LLC and Cordova OR Holdings, LLC.

(f)
Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets related to the arrangement. The Company accounts for its interests in joint ventures using the equity method of accounting. The Company initially records its interests in joint ventures at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in the joint venture is adjusted for the Company’s share of comprehensive income and distributions of the investee.

Refer to Note 5 for additional information on the Company’s joint venture in Cordova OR Operations, LLC.

3.    STANDARDS EFFECTIVE JULY 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning on July 1, 2018.

IFRS 9 - Financial Instruments

IFRS 9 – Financial Instruments (“IFRS 9”) replaced IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income; or (iii) at fair value through profit or loss.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

3.    STANDARDS EFFECTIVE JULY 1, 2018 (continued)

● Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

● Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

● Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39	IFRS 9
	Classification	Classification

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Promissory note	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities. On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39. IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

3.    STANDARDS EFFECTIVE JULY 1, 2018 (continued)

The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

IFRS 15 – Revenue from Contracts with Customers

Effective July 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”), issued in May 2014, and amended in September 2015 and April 2016. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts, and financial instruments. In accordance with the transitional provisions in IFRS 15, the Company elected to adopt the new standard using the modified retrospective approach. There is no impact of adopting IFRS 15 on the Company’s condensed interim consolidated financial statements.

New Standards Not Yet Adopted

IFRS 16 - Leases

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 – Leases. Early application is permitted if IFRS 15 has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the condensed interim consolidated financial statements.

4.    EQUIPMENT

Equipment consists of the following:

Equipment
Cost	$	Accumulated depreciation	$
At June 30, 2017		At June 30, 2017
Additions (Disposals)	151,188	Additions (Disposals)	12,770
At June 30, 2018	151,188	At June 30, 2018	12,770
Additions (Disposals)	-	Additions (Disposals)	7,431
Translation adjustment	(2,344)	At September 30, 2018	20,201
At September 30, 2018	148,844

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

4.   EQUIPMENT (continued)

	At June 30, 2017	At June 30, 2018	At September 30, 2018
Net book value ($)	-	138,418	128,643

During the three months ended September 30, 2018, the Company expensed $7,431 in depreciation (September 30, 2017 – $nil) which has been recorded as cost of sales in relation to the below lease agreement.

The Company entered into an operating lease on February 1, 2018 with an unrelated party (the “Lessee”), under which the Lessee agreed to lease the above equipment for an initial period of twelve months. The Lessee shall make monthly payments of USD $5,040 due on or before the first day of each respective month. During the three months ended September 30, 2018, the Company had rental income in the amount of $19,760 outstanding as a result of this lease. The Company has not recorded revenue for the rental income pending a determination by the Company that collectability is reasonably assured. The Company expects to collect the outstanding balance related to the lease agreement and will recognize revenue upon receipt.

The lease will automatically extend for additional twelve month periods unless either party provides notice of its intent to terminate the lease. As at September 30, 2018, it is estimated that future minimum lease payments of USD $20,160 are to be charged within the next year.

5.    INVESTMENT AND ADVANCES IN JOINT VENTURE

On April 4, 2018, the Company entered into an agreement to acquire 27.5% of Cordova OR Operations, LLC (“OR Operations”) in a step acquisition for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for USD $400,000 and agreed to pay an additional USD $1,050,000, on or before April 3, 2019 (the “Mandatory Payment Date”), to acquire the remaining 72.5% membership interest in OR Operations; failure to pay the remaining purchase price would result in the Company forfeiting all right, title and interest in OR Operations on such date. Prior to the Mandatory Payment Date, the decisions over relevant activities of OR Operations will be jointly determined. The Company has concluded that it has joint control over OR Operations as at September 30, 2018. Accordingly, until the 72.5% membership is redeemed, the investment in OR Operations shall be classified as a joint venture and has been accounted for using the equity method in accordance with IAS 28. The concepts underlying the procedures used in accounting for the acquisition of a subsidiary will also be adopted for the acquisition of additional interests in OR Operations. The carrying amount of the investment will be adjusted to recognize changes in the Company’s net share of assets of OR Operations since the acquisition date. Given the limited time between the acquisition and the current period, the accounting for the step acquisition of OR Operations was only provisionally determined as at September 30, 2018. Consistent with IFRS, the measurement period for the step acquisition of OR Operations shall not exceed one year from the acquisition date.

Summarised financial information for investment in OR Operations is set out below:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

5.    INVESTMENT AND ADVANCES IN JOINT VENTURE (continued)

Participating share	27.50%
Balance at June 30, 2018	$534,311
Additions	-
Share of net income (loss)	11,278
Translation effect	(9,042)
Balance at September 30, 2018	$536,547

September 30, 2018
$

Current assets	311,910
Non-current assets	3,003,343
Current liabilities	(1,355,973)
Non-current liabilities	-
Net income	41,011

As at September 30, 2018, the Company had advanced a total of $1,264,482 to OR Operations (June 30, 2018 – $610,705). The advances to OR Operations are unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. During the three months ended September 30, 2018, the Company charged interest of $15,002 (September 30, 2017 – $nil) on the advances to OR Operations.

6.    SHARE CAPITAL

Authorized: Unlimited number of common shares

During the three month periods ending September 30, 2018 and 2017, the Company had no common share transactions.

7.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three month periods ended September 30, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are:

a)
During the three months ended September 30, 2018, the Company received $nil (September 30, 2017 – $419) in advances from related parties, for working capital purposes;

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

7.   RELATED PARTY TRANSACTIONS (continued)

b)
During the three months ended September 30, 2018, the Company expensed $279,002 (September 30, 2017 – $nil) in fees payable to Officers and Directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at September 30, 2018, the Company has a prepaid expense amount paid to such related corporation in the amount of $49,341 and fees payable to Officers and Directors of the Company of $141,574;

c)
During the three months ended September 30, 2018, the Company expensed $nil (September 30, 2017 – $nil) in stock-based compensation related to Officers and Directors of the Company; and

d)
During the three months ended September 30, 2018, the Company accrued interest of $nil (September 30, 2017 – $14,877) on loans due to related parties.

8.   WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
July 1, 2017	-	$-	-
Issued	6,650,000	0.54	1.37
Expired	-	-	-
July 1, 2018	6,650,000	0.54	1.37
Issued	-	-	-
Expired	-	-	-
End of period, September 30, 2018	6,650,000	$0.54	1.12

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	Nil

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

8.   WARRANTS (continued)

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at September 30, 2018, the deliverables were not met.

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

d)
On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

The fair value of these issued warrants of $1,336,934 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

e)
On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at September 30, 2018, the deliverables were not met.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

8.   WARRANTS (continued)

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

f)
On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at September 30, 2018, the deliverables were not met.

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	Nil

For the three month period ended September 30, 2018, the Company expensed $nil (September 30, 2017 - $nil) related to the above warrants.

9.    OPTIONS

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at September 30, 2018 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	900,000	$0.78	2.37
Directors	100,000	$0.40	2.30
Consultants	750,000	$0.70	2.35
	1,750,000

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

9.    OPTIONS (continued)

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
January 16, 2018(i)	January 15, 2021	1,000,000	1,000,000	$0.40	$377,024
March 9, 2018(ii)	March 8, 2021	750,000	750,000	$1.15	$800,703

(i)
The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	Nil

(ii)
The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	Nil

During the three month period ended September 30, 2018, the Company expensed $nil (September 30, 2017 - $nil) related to the above options.

10. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity until termination by either party. During the three months ended September 30, 2018, the Company paid a total of $15,682 to the third party and expensed $15,682 as an exclusivity fee (September 30, 2017 – $nil). The total exclusivity fee paid up to September 30, 2018 amounted to USD $45,410.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

10. COMMITMENTS (continued)

(b)
Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(c)
Deposit on Investment

On September 18, 2018, the Company advanced $500,000 for the purchase of 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of one $1.00 per preferred share (each, a “Preferred Share”). Each Preferred Share is convertible into one share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company also agreed to purchase an additional 3,500,000 Preferred Shares at a price of $1.00 per share on or before December 31, 2018 under the same terms and received a right of first refusal to participate in any future equity offerings of NWN. NWN is considered to be a related party by virtue of a common officer and director.

As at September 30, 2018, the Company had not received the 500,000 Preferred Shares of NWN and has recorded the $500,000 as a non-refundable deposit on investment. The Company expects to receive the 500,000 Preferred Shares on or before December 31, 2018.

11. PROMISSORY NOTE

On June 7, 2018, the Company entered into a revolving promissory note with a customer (the “Promissory Note”). Under the terms of the Promissory Note, the customer could draw up to the principal sum of USD $50,000 at the sole discretion of the Company. The Promissory Note is unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. As at September 30, 2018, USD $22,000 was outstanding under the Promissory Note.

12. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:
quoted prices in active markets for identical assets or liabilities;

Level 2:
inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3:
inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

12.  FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at September 30, 2018:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At September 30, 2018, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk
The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2018, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk
The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

13.  CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at September 30, 2018, the Company’s shareholders’ equity was $3,594,277 (June 30, 2018 – $4,555,271). The Company’s objectives when managing capital are as follows:

(i)
to safeguard the Company’s ability to continue as a going concern; and

(ii)
to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

14.
SUBSEQUENT EVENTS

On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately while the remaining 150,000 warrants shall vest in 6 equal tranches of 25,000 warrants every three months from the date of issuance.

On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in 4 equal tranches of 62,500 warrants every three months from the date of issuance.

On October 31, 2018, the Company entered into an agreement to acquire land and assets in Covelo, California (the “Covelo Assets”) for the total purchase price of USD $6,200,000. The Covelo Assets to be acquired include 276 acres of contiguous land parcels suitable for cannabis cultivation and an additional 14 acres of industrial-zoned contiguous land parcels that may also be utilized for cultivation. The transactions as contemplated are expected to close on or around November 30, 2018 and are subject to standard terms and conditions of transactions of this nature, including but not limited to the completion of satisfactory due diligence and the approval of the Company’s Board of Directors. The Company is currently pursuing both debt and equity issuances to finance the closing of the transactions. In conjunction, the Company has also exclusively engaged a team of experienced operators (the “Operators”) who will utilize the Covelo Assets for cultivation, processing, manufacturing and distribution of cannabis products. On October 31, 2018 and in connection to such engagement, the Company issued warrants for the purchase of 2,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three month periods ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

14.
SUBSEQUENT EVENTS (continued)

On November 9, 2018, the Company entered into a letter of intent to acquire cannabis-related assets (the “Washington Assets”) utilized by Blue Roots LLC (“Blue Roots”) for a total purchase price of USD $3,500,000. Blue Roots is an owner and operator of a Marijuana Producer Tier II license issued by the Washington State Liquor and Cannabis Board. Under the terms of the agreement, the Company has agreed to purchase the Washington Assets in exchange for a cash payment of USD $3,500,000 and the vendors or their designee retaining a 30% carried interest in the Washington Assets, all due on closing. The transaction as contemplated is expected to close on or before February 1, 2019 and is subject to certain closing conditions, including but not limited to satisfactory due diligence and the approval of Company’s Board of Directors.

15.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the condensed interim consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net loss.